UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.

OTHER NEWS

Subject: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is with reference to our earlier letter dated March 22, 2024. We wish to inform you that the Board of the Bank at its meeting scheduled on April 27, 2024 will also consider, inter-alia, the following:

 “fund raising by way of issuance of debt securities including by way of non-convertible debentures in domestic markets by way of private placement and issuance of bonds/notes/offshore certificate of deposits in overseas markets; and buyback of debt securities within the limits that the Board is authorised to approve under applicable law”

We request you to kindly take the above information on record and consider this disclosure as compliance under Regulations 29(1) (b), 29(1) (d) & 50(1)(d) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 19, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title :	Assistant General Manager